

Mail Stop 3030

October 21, 2009

Deborah Andrews
Chief Financial Officer
Staar Surgical Company
1911 Walker Avenue
Monrovia, CA 91016

      Re: Staar Surgical Company
               Form 10-K for the fiscal year ended January 2, 2009
               Response Letter Dated September 30, 2009
               File No. 000-11634

Dear Ms. Andrews:

      We have reviewed your letter dated September 30, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Evaluation of Disclosure Controls and Procedures, page 53

1.   Please expand your response to prior comment 5 to tell us whether your principal executive and principal financial officers concluded that, as of the end of the period covered by your Form 10-K, your disclosure controls and procedures as defined in Rule 13a-15(e) were effective.

Executive Compensation, page 54
Base Salaries, proxy statement page 20

2.   Regarding your response to comment 9:
- Please clarify whether, and if so why, Mr. Caldwell's salary changed, given that his employment agreement was amended in 2008;
- Please explain with specificity how the factors that you cite in your response generated a raise for Ms. Andrews, and clarify how the amount of the raise was determined; and
- Clarify the reason for the difference between Mr. Blichensdoerfer's 2007 and 2008 salary after considering the additional compensation for services as Interim General Manager.

Annual Cash Bonuses, proxy statement page 20

3.   Regarding your response to prior comment 10:
- You should not require investors to piece together information from different parts of different filings to obtain the information that you are required to disclose per Regulation S-K Item 402(b).
- Your disclosure should provide specific information regarding the goals that form the basis of compensation decisions. For example, where you mention a goal of "improving cash flow," does that mean that any improvement in cash flow indicates that the goal has been achieved?
- The second paragraph of your response is conclusory and does not provide the detailed analysis requested by the comment.
Therefore, we reissue prior comment 10.

Long-Term Equity Compensation, proxy statement page 21

4.   Please expand your response to prior comments 11 and 12 to provide specific information regarding how the factors you cite resulted in the specific number of plan-based awards that you paid to your named executive officers. Provide your response in the format of text that you would include in a Compensation Discussion and Analysis.

Summary Compensation Table, proxy statement page 24

5.   We note your response to comment 13; however, your table does not identify each perquisite and personal benefit by type. For example, the table at the top of page 25 indicates that Mr. Caldwell's perquisites and benefits totaled $40,591, while the following table identifies only $27,780 in perquisites and benefits. Instruction 4 to Regulation S-K Item 402(c)(2)(ix) requires that each perquisite and benefit, regardless of the amount, be identified when the value of all perquisites and benefits is $10,000 or more. We therefore reissue comment 13.

Grant of Plan-Based Awards, page 26

6.   Please reconcile your response to prior comment 14 with your statements on pages 19 and 20 that you establish at the beginning of each year objectives that can be measured, are obtainable but ambitious, and generate a target incentive amount.

2008 Directory Compensation, proxy statement page 31

7.   Regarding your response to prior comment 15:
- Please tell us on what date you filed the proxy statement that related to the reelection of Don Bailey to a two-year term in 2006.
- Reconcile the statements in your response regarding option grants on different dates and with different vesting times with footnote (3) on page 31 of your proxy statement.
- The first two paragraphs under the caption "Don M. Bailey" on page 10 of your response indicate that Mr. Bailey received compensation for the fourth quarter of 2008 twice. Please clarify.
- Please provide us the authority on which you rely for excluding from the table the amount earned in the fourth quarter of 2008.
- Please tell us where you provided the disclosure required by the first sentence of the Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

Equity Compensation Plan Information, proxy statement page 34

8.   We note your response to comment 17. Given that you are incorporating by reference information from the proxy statement into your outstanding registration statements, please tell us why you believe that it is appropriate to retain the introductory paragraph until a future filing.

Exhibits, page 55

9.   Regarding your response to comment 19, it is unclear why you believe that it is appropriate to retain the introductory paragraph until a future filing. Please advise or revise.

10.   Please expand your response to prior comment 21 to tell us the authority on which you rely to omit the contracts from your Form 10-K. If the contracts were required to be filed with your 10-K, please tell us how you intend to correct the omission.

11.   We note your response to comment 22. Based on the third sentence in your risk factor on page 20 regarding the effects of the loss of "any" single-source supplier, it is unclear why you conclude that the agreement is not material. Please advise.

* * *

 As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah at (202) 551-3663 or Kevin L. Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Charles Kaufman, Esq.